Filed by IntercontinentalExchange, Inc. (Commission File No. 001-32671) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: NYSE Euronext (Commission File No. 001-33392)

MEDIA:	Television
STATION:	FBN (FOX Business Network)
DATE:	12/20/12
TIME:	10:12 AM ET
PROGRAM:	Varney & Co.

  Stuart Varney, Anchor:

The New York Stock Exchange getting taken over—ICE is buying NYSE Euronext for more than $8 billion. Here’s what we want to know: Will those floor traders still be there, or will we go completely to computers? Charlie Gasparino on the floor of the New York Stock Exchange with Duncan Neiderauer.

Go, Charlie.

  Charlie Gasparino, Reporter:

Not just Duncan Neiderauer, Jeff Sprecher—did I say the name right?

  Jeff Sprecher, Founder and Chief Executive Officer, Intercontinental Exchange:

Sprecher.

  Gasparino:

Okay. I just want to get this cleared up: The Mayans are predicting the end of the world at the end of December and the New York Stock Exchange sells to the Intercontinental Exchange. Is there any connection here?

  Duncan Niederauer, Chief Executive Officer and Director, NYSE Euronext:

If the world ends tomorrow, I guess that’s an execution risk we had not factored into the consummation of our deal. So let’s hope the Mayans are wrong.

  Gasparino:

Seriously, guys, I think it’s an amazing deal, a 200-year-old institution essentially being taken over by a 20-year institution. How does that happen?

  Sprecher:

12 year.

  Gasparino:

12.

[Laughter]

  Sprecher:

You overstate my age. Well, you know what’s interesting is the New York Stock Exchange is a network; it’s obviously a network that started 200 years ago. But today, you could start a network—and you and I have been a part of watching networks create organically quickly, and that’s what technology has done, that’s what Facebook is, that’s what Amazon is, that’s what eBay is. And so, my company created a network that grew very, very quickly, that is very complementary to the network that 200 years ago some guys under a tree decided on.

  Gasparino:

Which is? Stocks traded here, you guys, essentially, a black box that trades commodities, right?

   Sprecher:

It isn’t black.

[Laughter]

  Gasparino:

A very gray box.

  Sprecher:

A gray box.

  Gasparino:

Let me ask you this, Duncan—and this is what I’ve heard how this deal materialized. Last year, you actually tried to take over the New York Stock Exchange.

   Niederauer:

I did.

  Gasparino:

And he doesn’t hold that against you, and you don’t hold that against him.

  Sprecher:

No.

  Gasparino:

It’s just business. As Michael Corleone says, it’s just business.

  Sprecher:

That’s a great attribute.

  Gasparino:

But here’s what I heard: at that point, there’s an analyst, Richard Repetto, brilliant guy from Sandler O’Neill, he came to you and said, “Why don’t you do a deal?” Or he talked about a deal and you said, “I would do a deal but Duncan won’t give up CEO.” And then Rich went to you and said, “Is that true?,” and you said you would to do a deal that was better for the shareholders.

  Niederauer:

I don’t know where you get your information, Charlie, but...

   Gasparino:

That sounds like a confirmation.

  Niederauer:

Was this another of these times when you were the guest bartender somewhere or something? So, we’ve known each other for a while, business is business. Jeff approached me this year, we’d already cleaned the slate.

  Gasparino:

How long ago?

  Niederauer:

I don’t know—several weeks ago, it hasn’t been that long. We did this pretty quickly.

  Gasparino:

Really, several weeks ago?

  Niederauer:

We did this pretty quickly. And our view is, the time was right for both of us, let’s see if we can get this done. He’s the best CEO in the exchange industry in my view, but I’m happy to be a president of the company alongside Jeff as the CEO. The teams have already been working great together. It’s about shareholder value. If you see an opportunity to transform the company like I thought we did here and change the trajectory of the company and to combine with someone who we always thought was a great team to combine with and you’ve got a great leader of the other organization, I promise you there’s no controversy here, we literally didn’t talk about it because it was obvious Jeff should be the CEO and I’m happy to stay as a president.

  Gasparino:

Okay. Obvious question everybody’s going to ask: you see the floor, there are people still here, you’re an electronic guy, will there will still be floor traders?

  Sprecher:

Absolutely, because what these people did here is they prevented flash crashes, they are here at times of emergency—I mean, it’s been interesting. I was one of hundreds of people on the telephone when Hurricane Sandy was coming through and we were all asking, what should we do, how should the markets work? And you know what? Everybody turned to Duncan and asked Duncan, what are we going to do? In times of stress, this economy turns to the New York Stock Exchange. And to the people that are here, there is a reason that there’s an American flag wrapped around the front of this building. There is a reason that there are hundreds of tourists out in front of us today.

  Gasparino:

So let’s just get this straight: you are committed to the floor traders, to keeping them here?

  Sprecher:

Absolutely, in this building, with this name.

  Niederauer:

My role in the company is going to be more focused on this, I’ll be less spread out, because Jeff has a more than capable derivatives team to takes care of that piece of it. There will be discussions, I’m sure, about the European exchange assets and if the policymakers in Europe would like to have them back. I think we opened the door yesterday to say that’s their call, so that gives me the opportunity to be more focused on the brand and the U.S. assets, which include this floor.

  Gasparino:

Now, Duncan, I kind of know you a little bit now, you’ve been kind of itching to do something else, I believe. Is this your exit strategy?

  Niederauer:

No. There’s no—I mean, it’s about shareholder value creation, and our parents did teach us, if you try something that you thought was a good idea and you failed, that doesn’t mean you give up.

  Gasparino:

How long are you going to be here?

  Niederauer:

I’ve committed to stay at least through the end of 2014, and if we’re liking working together it’ll be longer. He’s not rushing me to the exit, just to be clear and I’m not looking for one.

  Gasparino:

A little bit of a hook, but I want to ask you this: You’ve been a guy that created tremendous shareholder value, kind of behind-the-scenes—headquarters here or in Atlanta?

  Sprecher:

We’re going to be in both places and I’m going to continue to be behind-the-scenes.

  Gasparino:

So you’re not going to be the public—he’s still the public face? I want to get this straight—Duncan Neiderauer…?

  Sprecher:

I sure hope so, because I’m not a particularly good face and he’s great at it.

  Niederauer:

I think what Jeff and I both agree on—and we’re not going to get into what the name of the new company is going to be—the NYSE brand, which I feel has been an unbelievable platform for us to do great things for and with our customers, I’m happy to continue to be the face of that brand and I’m happy to be his deputy in the new company. This is a no-brainer.

  Gasparino:

Before I wrap this up…

  Niederauer:

I thought they were giving you the hook?

  Gasparino:

No—I’m good like that. You can’t get rid of the NYSE in any name, can you?

  Sprecher:

No. I think it’s actually inscribed on the front of the building in limestone. [Laughs]

  Gasparino:

Will it be the NYSE in your name?

  Sprecher:

I don’t know what the group will be called. we haven’t talked about it yet.

  Niederauer:

You have the NYSE brand, you have the ICE brand, you have the Euronext brand right now—all we’re committing to is all the brands are going to survive but we’re not going to get into the name game. Everyone should just have a nice holiday and we’ll talk about it next year.

  Sprecher:

By the way, Charlie, between us now, we’re going to be operating 14 global exchanges in five clearinghouses. We have quite a footprint.

  Gasparino:

Are you glad that…?

  Niederauer:

Well, we were saying that last night on the way back from London that if ICE got their LME deal done and we got our Deutsche Boerse deal done, we wouldn’t be having the pleasure of your company.

  Gasparino:

And you’re glad the NASDAQ—hostile takeover?

  Sprecher:

Yeah, I mean, I—no. At the time I did that deal, I wanted to do that deal.

  Niederauer:

You’re asking him who his preferred partner would be, he has no comment.

[Laughter]

  Sprecher:

But I have aspirations.

  Gasparino:

We’ll leave that to another interview, guys. Thanks, Jeff Sprecher, Duncan Niederauer.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS

PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.